EXHIBIT 2.3

THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "ACT") OR THE SECURITIES LAWS OF ANY STATE. THIS NOTE MAY NOT BE OFFERED FOR SALE, SOLD, DELIVERED AFTER SALE, TRANSFERRED, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF EFFECTIVE REGISTRATION STATEMENTS COVERING THIS NOTE UNDER THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS, OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.

THIS NOTE IS SUBJECT TO THE TERMS AND CONDITIONS OF THAT CERTAIN SUBORDINATION AGREEMENT BY AND AMONG THE MAKER, THE PAYEE AND KEYBANK, NATIONAL ASSOCIATION, DATED OF EVEN DATE HEREWITH, PURSUANT TO WHICH ALL PAYMENTS HEREUNDER ARE SUBORDINATED TO MAKER'S OBLIGATIONS TO KEYBANK, NATIONAL ASSOCIATION.

                                SUPPLEMENTAL NOTE


$1,000,000                                                          July 1, 1999


     FOR VALUE RECEIVED, the undersigned, DISC GRAPHICS, INC., a Delaware corporation (the "Maker"), hereby promises to pay to the order of Contemporary Color Graphics, Inc., a New York corporation (the "Payee"), at 200-F Executive Drive, Edgewood, New York 11717, or at such other place as may be designated from time to time in writing by the Payee, the principal sum of ONE MILLION DOLLARS ($1,000,000) (the "Principal Amount"), together with interest in arrears from and including the date hereof on the unpaid Principal Amount hereunder at the rate of eight and 33/100 percent (8.33%) per annum payable as set forth below. Principal and interest shall be payable in lawful money of the United States of America.

     Principal shall be paid in two (2) annual installments as follows (each, a "Principal Payment"): (a) $500,000, shall be due and payable on August 1, 2003, and (b) $500,000, shall be due and payable on August 1, 2004 (each, a "Payment Date"), provided that the final payment on August 1, 2004 (the "Maturity Date") shall be in an amount equal to all unpaid principal on the Maturity Date. Interest on this Note shall be paid on each Payment Date in an amount equal to the interest accrued on the unpaid principal balance hereunder through the applicable Payment Date. The final payment of principal on the Maturity Date shall be accompanied by all accrued and unpaid interest to such date.

     If any  installment of principal,  interest or other sum payable under this
Note is not paid when due and such failure shall continue unremedied for a period of thirty (30) days after the date of receipt (the "Notice Date") by the Maker of written notice thereof from the Payee such overdue installment shall bear interest at a rate equal to the sum of two percent (2%) plus the Prime Rate, as quoted by the Company's primary bank at such time; per annum (to the extent permitted by law), commencing on the thirtieth (30th) day following the Notice Date through the date such installment is paid.

     This Note is issued pursuant and subject to a certain Asset Purchase Agreement, dated as of the date hereof, between the Maker, the Payee and contain shareholders of the Payee (as amended, restated or supplemented, from time to time, the "Purchase Agreement"), and all ancillary documents thereto, and all such documents are incorporated by reference.

     NOTWITHSTANDING  ANYTHING TO THE CONTRARY  HEREIN,  THE PRINCIPAL AMOUNT OF
THIS NOTE MAY BE REDUCED IN ACCORDANCE WITH SECTION 1.7(d) OF THE PURCHASE AGREEMENT.

     If any day on which a payment is due pursuant to the terms of this Note is not a day on which banks in New York City, State of New York are generally open (a "Business Day"), such payment shall be due on the next Business Day following.

     This Note may be prepaid at any time, without premium or penalty, in whole or in part, all such prepayments to be applied to installments of most remote maturity. Any prepayment of principal shall be accompanied by a payment of accrued interest in respect of the principal being prepaid.

     Payments of principal and interest hereunder are subject to, and shall be reduced by, the amount of any set-off provided for in Section 9.3 of the Purchase Agreement.

     Upon the occurrence of any Event of Default (as defined below), the holder hereof may declare any or all obligations or liabilities of the Maker to such holder (including the unpaid principal hereunder and any interest due thereon), immediately due and payable. Each of the following shall constitute an Event of
Default:

          (a) the Maker shall fail (i) to pay the principal amount hereunder when and as it becomes due and payable, whether on any Payment Date, at maturity, upon redemption, upon acceleration or otherwise, or (ii) to pay the interest when and as it becomes due and payable in accordance with the provisions hereof, and such interest is not paid thereafter within thirty days after written notice from the Payee to the Maker; or

          (b) the Maker shall (i) voluntarily commence any proceeding or file any petition seeking relief under Title 11 of the United States Code or any other federal or state bankruptcy, insolvency or similar law, (ii) consent to the institution of, or fail to controvert in a timely and appropriate manner, any such proceeding or the filing of any such petition, (iii) apply for or consent to the employment of a receiver, trustee, custodian, sequestrator or similar official for the Maker or for a substantial part of its property; (iv) file an answer admitting the material allegations of a petition filed against it in such proceeding, (v) make a general assignment for the benefit of creditors, (vi) take corporate action for the purpose of effecting any of the foregoing; or (vii) become unable or admit in writing its inability or fail generally to pay its debts as they become due; or

          (c) an involuntary proceeding shall be commenced or an involuntary petition shall be filed in a court of competent jurisdiction seeking (i) relief in respect of the Maker or of a substantial part of its property, under Title 11 of the United States Code or any other federal or state bankruptcy insolvency or similar law, (ii) the appointment of a receiver, trustee, custodian, sequestrator or similar official for the Maker or for a substantial part of its property, or (iii) the winding-up or liquidation of the Maker and such proceeding or petition shall continue undismissed for 90 days or an order or decree approving or ordering any of the foregoing shall continue unstayed and in effect for 90 days; or

          (d) Maker shall fail to pay any amounts due to Payee or its Shareholders under the Purchase Agreement or the documents referred to therein; or

          (e)       the Maker shall cease doing business as a going concern.

     This Note is delivered in and shall be enforceable in accordance with the laws of the State of New York, and shall be construed in accordance therewith, and shall have the effect of a sealed instrument.

     In the event any one or more of the provisions of this Note shall for any reason be held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this Note operate or would prospectively operate to invalidate this Note, then and in any such event, such provision(s) only shall be deemed null and void and shall not affect any other provision of this Note and the remaining provisions of this Note shall remain operative and in full force and effect and in no way shall be affected, prejudiced, or disturbed thereby.

     The Maker shall pay all costs and expenses incurred by the holder of this Note to enforce its rights under this Note, including reasonable counsel fees and other reasonable out of pocket expenses.

     IN WITNESS WHEREOF, the Maker has caused this Note to be executed by its duly authorized representative as of the date and year first above written.

                                 DISC GRAPHICS, INC.


                                 By: /s/ Donald Sinkin
                                 Name:  Donald Sinkin
                                 Title: President and Chief Executive Officer